February 16, 2007
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attn:	William Choi Branch Chief

	Re:	Jo-Ann Stores, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Filed April 13, 2006
Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006
and October 28, 2006
Filed June 8, 2006, September 7, 2006 and December 7, 2006
File No. 1-06695
Dear Mr. Choi:
We have received your comments to the above referenced filings (the “filings”) set forth in your letter to Mr. James Kerr dated February 2, 2007. Our responses to your comments regarding the filings correspond to the numbers contained in your February 2, 2007 letter. For ease of review, we have included your comments in italic font with our responses below.
The Company’s Form 10-K for the fiscal year ended February 3, 2007 will be filed by April 19, 2007. In reference to comments 2, 3, 4 and 5, with permission from the staff, we respectfully request that our responses to your comments be reflected in future filings, with no amendment of previous filings.
We respectfully respond to the comments as follows:
Form 10-K for the Fiscal Year Ended January 28, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
General
1.	It appears from your disclosures that management evaluates the financial performance of your two-store formats separately and that the results of the assessments are the basis for recent changes in the manner resources will be reallocated to your superstores from traditional stores. In this regard, we note your disclosure in the Overview section of MD&A on page 23 which indicates your plan to transition your store base by replacing your existing traditional stores with superstores. Please explain in more detail how your chief operating decision maker reviews the Company’s financial results for purposes of making financial decisions about allocating resources and for purposes of assessing performance. Please confirm, if true, that you have considered the criteria in paragraph 17 of SFAS 131, including economic characteristics, and support your basis for aggregation into a single operating segment.
Response:

The Chief Executive Officer is our chief operating decision maker. The Chief Executive Officer currently manages and reviews the Company’s financial results as a single operating segment. The Company does not prepare separate balance sheets, statements of operations and statements of cash flows for the two store formats. Profit performance is assessed without regard to store format and is compared to our forecasts and our annual plan. Our regional and district managers are responsible for both traditional stores and superstores, are evaluated on the basis of the performance of their region or district, taken as a whole, and receive the same operational reports regardless of store format.

The primary distinguishing factor between the two store formats are their sizes. The superstore format occupies approximately 40,000 square feet of retail space, whereas the traditional store format occupies approximately 15,000 square feet of retail space. The Company is able to offer an expanded assortment of products in its superstores due to the superstores’ size. The Company offers pricing that is consistent in both store formats and, as a result, both formats have comparable gross margins and similar economic characteristics.

The Company’s merchandising, marketing, distribution, store district and regional management, administrative and support functions are not organized by the two store formats. These functions are organized to support the Company as a whole, regardless of store format.

Furthermore, the Company considered the criteria in paragraph 17 of SFAS 131 in its determination to aggregate the financial results of its traditional stores and superstores. Accordingly, management has determined that it is appropriate to aggregate the financial results of the superstores and traditional stores due to the following:
a.	Nature of products and services. The nature of the products and services offered in both store formats are similar. Both store formats offer competitively priced merchandise used in sewing, crafting and home decorating projects, including fabrics, notions, crafts, frames, paper crafting material, artificial and dried flowers, home accents, finished seasonal and home décor merchandise.

b.	Nature of the production processes. The Company does not maintain any production activities within its operations. However, we do rely on vendors to supply our stores with merchandise. The Company uses the same merchandising and supply chain organization and the same vendors to source merchandise for all of its stores.

c.	The type or class of customer for their products and services. Both store formats cater to the same type of customer. Our customer base is made up of sewing and/or crafting enthusiasts.

d.	The methods used to distribute their products or provide their services. The methods used to distribute products and provide services are the same for both store formats. We transport products from our distribution centers to both store formats utilizing contract carriers.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. Not applicable.
Liquidity and Capital Resources, page 31
Net Cash (Used For) Provided By Operating Activities, page 32
2.	We note your discussion of cash flows from operating activities, before changes in operating assets and liabilities. We advise you that Item 10(e) of Regulation S-K prohibits, with certain exceptions, the presentation of a non-GAAP liquidity measure that excludes charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner. Please revise to eliminate your use of this non-GAAP liquidity measure. This comment also applies to your Form 10-Q for the period ended October 28, 2006.
Response:
The Company will eliminate its use of the non-GAAP liquidity measure referenced above in all future filings.
Controls and Procedures, page 71
3.	Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Also, please be advised that since your disclosure controls and procedures are designed only to provide reasonable assurance of achieving the desired objectives, the conclusions of your principal executive and financial officers should indicate that your disclosure controls and procedures are effective at the reasonable assurance level.
Response:
Per the staff’s comment, we will expand our conclusion in future filings as follows:

“We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the management of Jo-Ann Stores, Inc. (the “Management”), including our Principal Executive Officer and our Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

In connection with the preparation of this Annual Report on Form 10-K, as of February 3, 2007, an evaluation was performed under the supervision and with the participation of our Management, including the Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based upon that evaluation, our Principal Executive Officer and our Principal Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this Annual Report on Form 10-K.”

We confirm that our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of January 28, 2006.
Exhibit 31.1 and Exhibit 31.2
4.	We note that paragraph 4(d) of your certifications refers to the “fourth fiscal quarter.” Please provide the exact language included in Item 601(b)(31) of Regulation S-K and replace this phrase with “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report).” This comment also applies to your Forms 10-Q for the periods ended April 29, 2006, July 29, 2006 and October 28, 2006 in which you exclude the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d) of your certifications.
Response:
Per the staff’s comment, we will provide the exact language within paragraph 4(d) of our certifications in future filings as follows:

“d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;”

Form 10-Q for the Quarterly Period Ended October 28, 2006
Financial Statements
Consolidated Statements of Operations, page 2
5.	We note that you present cost of sales exclusive of deprecation and amortization. Please revise the description of the “Cost of sales” line item to comply with the requirements of SAB Topic 11:B.
Response:
Per the staff’s comment, we will revise the “Cost of sales” line item in all future filings to comply with the requirements of SAB Topic 11:B as follows:

“Cost of sales (exclusive of depreciation and amortization shown separately below)”

The above caption was included in the Company’s Annual Report on Form 10-K as of January 28, 2006 and was inadvertently omitted from its Quarterly Reports on Form 10-Q during fiscal 2007.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
Liquidity and Capital Resources, page 22
Net Cash Provided By (Used For) Operating Activities, page 22
6.	We note your disclosure that you are undergoing an Internal Revenue Service examination of your returns for the fiscal 2003 through 2005 tax years and that you anticipate a payment in the range of $14.0 million to $16.0 million, related to temporary differences and interest thereon. Please clarify the meaning of your disclosure that you believe adequate amounts have been reserved for any adjustments which may ultimately result from these examinations.
Response:
As of October 28, 2006, the Internal Revenue Service (“IRS”) examination was in process and not finalized. However, through discussions and negotiations with the IRS as of the filing date, management had adequate information to conclude that a probable, estimable liability existed as of the end of the third quarter. The Company’s accrual, as of October 28, 2006, for the estimated liability relating to the examination was in accordance with Statement of Financial Accounting Standards No. 5.

The Company disclosed the possible range of the examination-related payment to be between $14.0 million to $16.0 million. The range of payments included tax associated with temporary differences, interest and potential penalties on the assessment. Based on the status of negotiations and information available to the Company as of the filing date, the Company had reserves recorded of $2.5 million as of the end of the third quarter which represented interest related to the tax liability and potential penalties in connection with the examination. The balance of the potential examination payment is related to the temporary differences which are properly reflected in the Company’s consolidated balance sheet as of October 28, 2006.

On December 18, 2006, the Company remitted requested payments to the IRS in connection with a preliminary settlement, which totaled $14.6 million (including interest of $2.3 million and no penalties). Negotiations with the IRS during the Company’s fourth quarter ultimately resulted in the IRS issuing a final determination letter on January 25, 2007 which indicated that no additional adjustments would be made.

Based upon the facts as noted above, the Company confirms that adequate amounts were reserved for adjustments that ultimately resulted from the examination.
Controls and Procedures, page 26
7.	We note that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
Response:
Per the staff’s comment, we will expand our conclusion as set forth above in future filings as follows:

“We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the management of Jo-Ann Stores, Inc. (the “Management”), including our Principal Executive Officer and our Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.”

Additionally, in future filings the Company will revise the conclusion of its principal executive officer and principal financial officer in the second paragraph of Item 4 to state, if true, that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

The Company confirms that the conclusion regarding the effectiveness of its disclosure controls and procedures would not change had such disclosure been included in Item 4 of its Form 10-Q for the Fiscal Quarter Ended October 28, 2006.
In connection with our responses to the Letter, we hereby acknowledge that:
–	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

–	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.
Please direct any questions, comments or requests for additional information to the undersigned at (330) 463-3470 or fax number (330) 463-6910. Thank you in advance for your courtesy and cooperation.
Very truly yours,

/s/ James Kerr
James Kerr
Executive Vice President and Chief Financial Officer